EXHIBIT 12

PrivateBancorp, Inc.

Computation of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31
	2010		2009		2008		2007		2006
Earnings:
Income (loss) before income taxes	$64		$(50,380)		$(153,993)		$13,969		$54,734
Fixed charges, excluding interest on deposits	32,931		42,112		38,277		26,841		17,426

Earnings excluding interest on deposits	$32,995		$(8,268)		$(115,716)		$40,810		$72,160
Interest on deposits	74,037		111,616		176,710		154,045		122,411

Earnings including interest on deposits	$107,032		$103,348		$60,994		$194,855		$194,571

Fixed Charges:
Interest expense, excluding interest on deposits	$32,931		$42,112		$38,277		$26,841		$17,426
Interest on deposits	74,037		111,616		176,710		154,045		122,411

Total fixed charges, including interest on deposits	$106,968		$153,728		$214,987		$180,886		$139,837

Fixed Charges and preferred stock dividends:
Interest expense, excluding interest on deposits	$32,931		$42,112		$38,277		$26,841		$17,426
Preferred stock dividends	13,607		12,443		546		107		-

Total fixed charges and preferred stock dividends, excluding interest on deposits	$46,538		$54,555		$38,823		$26,948		$17,426
Interest on deposits	74,037		111,616		176,710		154,045		122,411

Total fixed charges and preferred stock dividends, including interest on deposits	$120,575		$166,171		$215,533		$180,993		$139,837

Ratio to Earnings to Fixed Charges:
Excluding interest on deposits	1.00	X	(0.20	) X	(3.02	) X	1.52	X	4.14	X
Including interest on deposits	1.00	X	0.67	X	0.28	X	1.08	X	1.39	X

Ratio of Earnings to Fixed Charges and preferred stock dividends:
Excluding interest on deposits	0.71	X	(0.15	) X	(2.98	) X	1.51	X	4.14	X
Including interest on deposits	0.89	X	0.62	X	0.28	X	1.08	X	1.39	X

* The earnings for the years ended December 31, 2009 and December 31, 2008 (excluding deposit interest) were inadequate to cover total fixed charges for the year. The coverage deficiencies for 2009 and 2008 were $61.2 million and $22.7 million excluding preferred dividends, respectively, and $73.7 million and $23.3 million including preferred dividends, respectively.